As filed with the Securities and Exchange Commission on November 14, 1997.
                                                  Registration No. 333-35559
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ------------

                    POST-EFFECTIVE AMENDMENT NO. 1 TO

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 ------------

                            CORPORATE EXPRESS, INC.
            (Exact Name of Registrant as Specified in Its Charter)

           Colorado                          5112                   84-0978360
(State or Other Jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)     Identification
                                                                      Number)

                              1 Environmental Way
                       Broomfield, Colorado  80021-3416
                                (303) 664-2000
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                  JIRKA RYSAVY
                            Chief Executive Officer
                            Corporate Express, Inc.
                              1 Environmental Way
                        Broomfield, Colorado  80021-3416
                                 (303) 664-2000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                               -----------------

                                   Copies to:

     GERALD J. GUARCINI, ESQ.                      KENNETH M. DORAN, ESQ.
 Ballard Spahr Andrews & Ingersoll               Gibson Dunn & Crutcher LLP
   1735 Market Street, 51st Floor                  333 South Grand Avenue
Philadelphia, Pennsylvania 19103-7599         Los Angeles, California 90071-3197
          (215) 665-8500                               (213) 229-7000

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger (the "Merger") of IDD Acquisition Corp., a wholly owned subsidiary of Corporate Express, Inc., into Data Documents Incorporated as described in the Agreement and Plan of Merger, dated as of September 10, 1997 (the "Merger Agreement"), attached as Appendix I to the Proxy Statement and Prospectus forming a part of this Registration Statement.

                         ------------------------------

   If the securities being registered on this form are being offered in connection with the formation of a holding company and are in compliance with General Instruction G, check the following box. [_]

                         ------------------------------



       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                            CORPORATE EXPRESS, INC.
                          DATA DOCUMENTS INCORPORATED
      SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS DATED OCTOBER 24, 1997

                          DATA DOCUMENTS INCORPORATED
                            4205 SOUTH 96TH STREET
                             OMAHA, NEBRASKA 68127

                                                              November 14, 1997

Dear Stockholder:

  The purpose of this letter is to inform you that (i) the Special Meeting of Stockholders of Data Documents Incorporated ("Data Documents") originally scheduled for November 14, 1997 will be adjourned and will re-convene on November 25, 1997, at 10:00 a.m. local time, at Data Documents' principal offices, (ii) the parties to the Agreement and Plan of Merger, dated as of September 10, 1997 (the "Merger Agreement"), by and among Corporate Express, Inc. ("Corporate Express"), IDD Acquisition Corp., a wholly owned subsidiary of Corporate Express ("Acquisition Sub"), and Data Documents, have executed an amendment dated as of November 7, 1997 to the Merger Agreement (the "Amendment") to fix the exchange ratio for the merger so that each outstanding share of Data Documents' common stock will be converted into 1.1 shares of Corporate Express' common stock, a copy of which is enclosed herewith, and
(iii) Data Documents has filed a Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1997 with the Securities and Exchange Commission, a copy of which is enclosed herewith.

  The Board of Directors of Data Documents approved the Amendment in light of the current circumstances, including declines in the price of Corporate Express' common stock since the date on which the Proxy Statement and Prospectus was initially distributed, because it believes that the merger is fair to and in the best interests of Data Documents' stockholders for the reasons set forth in the Proxy Statement and Prospectus. Fixing the exchange ratio resulted in the elimination of a breakup fee payable to Data Documents in the event that Corporate Express elected not to increase the merger consideration if the Corporate Express stock value (computed pursuant to the formula set forth in the Merger Agreement) was less than $15 per share. The Board noted, however, that certain applications of the formula if it applied to the meeting of November 14, 1997 could have resulted in an exchange value of less than 1.1 to 1. Jefferies & Company, Inc. confirmed its opinion on October 24, 1997 to the effect that the merger consideration is fair from a financial point of view to the stockholders of Data Documents. Further, the Merger Agreement continues to provide that a condition to Data Documents' obligation to close the merger is that Jefferies shall not have withdrawn its opinion, which it gave as of October 24, 1997. Under these circumstances, and for the other reasons set forth in the Proxy Statement and Prospectus, THE DATA DOCUMENTS BOARD OF DIRECTORS REAFFIRMS ITS VIEW THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF DATA DOCUMENTS AND ITS STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER.

  The vote of every stockholder is important. If you have already mailed or faxed your completed proxy, you need not re-execute a proxy. However, if you have not yet mailed or faxed your proxy, or if you wish to change your previously submitted proxy, a proxy card has been enclosed for your convenience (please note that although the proxy card reflects the original meeting date of November 14, 1997, the Special Meeting of Stockholders will be adjourned and will re-convene on November 25, 1997 as described above). You may mail your proxy using the envelope provided, or you may fax your proxy to
(402) 339-9270. Your cooperation is greatly appreciated.

  Your Board of Directors and management look forward to greeting those stockholders who are able to attend.

                                       Sincerely,

                                       (Sig Cut)

                                       A. Robert Thomas
                                       Secretary

  THE DATE OF THIS PROXY STATEMENT AND PROSPECTUS SUPPLEMENT IS NOVEMBER 14, 1997 AND IT IS FIRST BEING MAILED TO THE STOCKHOLDERS OF DATA DOCUMENTS ON
                              NOVEMBER 14, 1997.

                          AMENDMENT NO. 1 TO AGREEMENT
                               AND PLAN OF MERGER


     This Amendment No. 1. dated as of November 7, 1997 ("Amendment No. 1") to the Agreement and Plan of Merger, dated as of September 10, 1997 (the "Agreement"), is by and among Corporate Express, Inc., a Colorado corporation ("Parent"), IDD Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Subsidiary"), and Data Documents Incorporated, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

     WHEREAS, Parent, Subsidiary and the Company executed and delivered the Agreement; and

     WHEREAS, Parent, Subsidiary and the Company wish to amend certain terms of the Agreement so as to fix the Exchange Ratio (as defined therein).

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and in the Agreement, the parties hereto, intending to be legally bound, agree as follows:


     SECTION 1. AMENDMENT TO SUBSECTIONS 3.1(A) AND (B).  Subsections 3.1(a) and
(b) of the Agreement are hereby amended and restated as follows:

                    (a) each share of the Company's Common Stock, par value
               $.001 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time, except any Non-Converting Shares (as defined in Section 3.1(c)), shall be converted into the right to receive consideration (the "Merger Consideration") equal to that number of shares of common stock, par value $.0002 per share, of Parent ("Parent Common Stock"), which is determined by multiplying the Exchange Ratio (as defined below) by the number of shares of Company Common Stock held by such Company stockholder on the Closing Date (as defined in Section 3.5). The "Exchange Ratio" shall equal 1.1 shares of Parent Common Stock for each share of Company Common Stock outstanding at the time of the Merger.

                    (b) The Parent Common Stock is listed on the Nasdaq
               National Market ("Nasdaq").

     SECTION 2. AMENDMENT TO SUBSECTION 7.6(B). Subsection 7.6(b) of the Agreement is hereby amended by deleting the last sentence of that subsection since it relates to prior Section 3.1(b)(i) of the Agreement.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Parent, Subsidiary and the Company have caused this Amendment No. 1 to the Agreement to be signed by their respective officers as of the date first written above.

                              CORPORATE EXPRESS, INC.


                              By: /s/Richard L. Millett, Jr.
                                  -----------------------------------
                                   Richard L. Millett, Jr.
                                   Vice President, General Counsel



                              IDD ACQUISITION CORP.


                              By: /s/Richard L. Millett, Jr.
                                  -----------------------------------
                                   Richard L. Millett, Jr.
                                   Vice President, General Counsel



                              DATA DOCUMENTS INCORPORATED


                              By: /s/Walter J. Kearns
                                  -----------------------------------
                                   Walter J. Kearns
                                   Chief Executive Officer

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                                  FORM 10-Q/A


(Mark One)

[X]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

For the quarter ended September 30, 1997

                                      OR

[_]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number:  0-26674

                          DATA DOCUMENTS INCORPORATED
            (Exact name of registrant as specified in its charter)

              DELAWARE                                       47-0714942
   (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                        Identification No.)

                    4205 SOUTH 96TH STREET, OMAHA, NEBRASKA
                   (Address of principal executive offices)

                                     68127
                                  (Zip Code)

                                (402) 339-0900
             (Registrant's telephone number, including area code)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X     NO
    -----      ----

     The number of shares outstanding of the Registrant's Common Stock, as of September 30, 1997 was 9,710,226 (excluding 269,607 treasury shares).

                          DATA DOCUMENTS INCORPORATED
                                     INDEX


                         PART I. FINANCIAL INFORMATION

                                                                                                Page Number
                                                                                                -----------
ITEM 1:      FINANCIAL STATEMENTS:

             CONSOLIDATED BALANCE SHEETS -
               At September 30, 1997 and December 31, 1996                                           3

             CONSOLIDATED STATEMENTS OF OPERATIONS -
               For the Three and Nine Months Ended September 30, 1997 and 1996                       4

             CONSOLIDATED STATEMENTS OF CASH FLOWS -
               For the Nine Months Ended September 30, 1997 and 1996                                 5

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                            6 - 8

ITEM 2:      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                       9 -11

                          PART II. OTHER INFORMATION

ITEM 2:      CHANGES IN SECURITIES                                                                  12

ITEM 6:      EXHIBITS AND REPORTS ON FORM 8-K                                                      12-13

SIGNATURES                                                                                          14

PART I - FINANCIAL INFORMATION
ITEM I. - FINANCIAL STATEMENTS

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                       SEPTEMBER 30,  DECEMBER 31,
                                                                                       ---------------------------
                                                                                           1997          1996
                                                                                        ---------      ---------
                                                                                       (UNAUDITED)
ASSETS

CURRENT ASSETS:'
  Cash and cash equivalents                                                             $   1,371      $  11,151
  Accounts receivable, net of allowance of $ 506,000 and $311,000                          36,817         31,459
  Inventories (Note B)                                                                     39,480         37,979
  Other current assets                                                                      1,474            898
                                                                                        ---------      ---------
           Total Current Assets                                                            79,142         81,487

PROPERTY, PLANT AND EQUIPMENT                                                              43,632         37,328
GOODWILL, net of accumulated amortization of $3,039,000 and $2,689,000                     18,437          9,837
DEFERRED FINANCING COSTS AND OTHER ASSETS                                                   5,441          5,325
                                                                                        ---------      ---------
                                                                                        $ 146,652      $ 133,977
                                                                                        =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                                              $  20,165      $  18,566
  Accrued compensation                                                                      3,584          3,453
  Accrued interest payable                                                                  2,071          4,072
  Current maturities of long-term obligations                                               3,892            934
  Current and deferred income taxes                                                           243          1,017
                                                                                        ---------      ---------
           Total Current Liabilities                                                       29,955         28,042

POST-RETIREMENT BENEFITS                                                                    1,905          1,881
LONG-TERM OBLIGATIONS, net of current maturities                                           65,578         63,965
DEFERRED INCOME TAXES                                                                       3,040          2,413

COMMITMENTS AND CONTINGENCIES (Note C)


COMMON STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued                 --             --
  Common stock, $0.001 par value; 15,000,000 shares authorized; 9,979,833 and
  9,564,831 shares issued; 9,710,226 and 9,295,224 shares outstanding, respectively            10             10
  Additional paid-in capital                                                               32,024         32,020
  Retained earnings                                                                        14,328          5,881
  Stockholder notes receivable                                                               (188)          (235)
  Treasury stock, 269,607 shares acquired at no cost                                         --             --
                                                                                        ---------      ---------
           Total Common Stockholders' Equity                                               46,174         37,676
                                                                                        ---------      ---------
                                                                                        $ 146,652      $ 133,977
                                                                                        =========      =========

See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(COLUMNAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

--------------------------------------------------------------------------------

                                                      THREE MONTHS ENDED          NINE MONTHS ENDED
                                                        SEPTEMBER 30,                SEPTEMBER 30,
                                                --------------------------    --------------------------
                                                    1997           1996           1997          1996
                                                -----------    -----------    -----------    -----------
                                                        (UNAUDITED)                   (UNAUDITED)

NET SALES                                       $    65,687    $    59,794    $   192,081    $   184,472

COST OF GOODS SOLD                                   48,677         43,638        142,015        135,880
                                                -----------    -----------    -----------    -----------
           Gross Profit                              17,010         16,156         50,066         48,592

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          9,927          9,484         28,936         28,286
                                                -----------    -----------    -----------    -----------

           Operating Income                           7,083          6,672         21,130         20,306

DEBT EXPENSE, including amortization of
  $203,000, $206,000, $602,000 and $621,000           2,326          2,416          6,933          7,376
                                                -----------    -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                            4,757          4,256         14,197         12,930

INCOME TAX EXPENSE                                    1,932          1,726          5,750          5,246
                                                -----------    -----------    -----------    -----------
INCOME BEFORE EXTRAORDINARY ITEM                      2,825          2,530          8,447          7,684

EXTRAORDINARY ITEM, net of tax (Note D)                --             --             --              (54)
                                                -----------    -----------    -----------    -----------
NET INCOME                                      $     2,825    $     2,530    $     8,447    $     7,630
                                                ===========    ===========    ===========    ===========

EARNINGS PER COMMON SHARE:
  Primary:
    Income before extraordinary item            $      0.28    $      0.25    $      0.85    $      0.77
    Extraordinary item                                 --             --             --             --
                                                -----------    -----------    -----------    -----------
      Net Income                                $      0.28    $      0.25    $      0.85    $      0.77
                                                ===========    ===========    ===========    ===========

WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING:
    Primary                                      10,050,942      9,955,759      9,987,460      9,940,141
                                                ===========    ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                     NINE MONTHS ENDED
                                                                                       SEPTEMBER 30,
                                                                                   ---------------------
                                                                                     1997         1996
                                                                                   --------     --------
                                                                                  (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                       $  8,447     $  7,630
 Adjustments to reconcile net income to net cash flows from operating activities:
      Depreciation                                                                    3,080        3,123
      Amortization of intangibles                                                     1,236        1,091
      Extraordinary item                                                               --             37
      Provision for deferred income taxes                                              (482)        (309)
      Gain on sale of property, plant and equipment                                     (16)         (65)
      Changes in operating assets and liabilities (net of effects from purchase of Moore Labels, Inc.):
        Accounts receivable                                                          (3,954)       2,710
        Inventories                                                                    (787)         994
        Other current assets                                                           (177)        (370)
        Accounts payable and accrued liabilities                                      1,272        1,297
        Accrued interest                                                             (2,001)      (1,884)
        Current taxes on income and other                                              (337)         402
        Other assets                                                                   (283)         380
                                                                                   --------     --------
           Net cash flows from operating activities                                   5,998       15,036
                                                                                   --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                               (3,819)      (3,222)
  Proceeds from the sale of property, plant and equipment                                28          117
  Investment in Moore Labels, Inc. - net of cash acquired                           (13,972)        --
                                                                                   --------     --------
           Net cash flows from investing activities                                 (17,763)      (3,105)
                                                                                   --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from debt                                                                  2,790         --
  Payment of debt                                                                      (724)      (1,239)
  Change in liability for outstanding checks                                           (132)      (3,034)
  Payments for stock registration costs                                                --           (142)
  Proceeds from exchange of stock options and warrants                                    4         --
  Principal receipts on stockholder notes receivable                                     47           23
                                                                                   --------     --------
          Net cash flows from financing activities                                    1,985       (4,392)
                                                                                   --------     --------

NET CHANGE IN CASH                                                                   (9,780)       7,539

CASH AND CASH EQUIVALENTS, Beginning of period                                       11,151        2,024
                                                                                   --------     --------

CASH AND CASH EQUIVALENTS, End of period                                           $  1,371     $  9,563
                                                                                   ========     ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                                                       $  8,719     $  8,822
                                                                                   ========     ========

    Income taxes                                                                   $  6,573     $  4,986
                                                                                   ========     ========

See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997 AND 1996
(UNAUDITED)
--------------------------------------------------------------------------------

A.   MANAGEMENT STATEMENTS

     The consolidated financial statements of DATA DOCUMENTS INCORPORATED (Data Documents) include the accounts of its wholly-owned subsidiaries Data Documents, Inc. (DDI), PBF Washington, Inc. (PBF), Cal Emblem Labels, Inc. (Cal Emblem) and Moore Labels, Inc. (Moore Labels). The summarized financial information of DDI (see Note E) include the accounts of its wholly-owned subsidiaries PBF, Cal Emblem and Moore Labels. All significant intercompany transactions and accounts have been eliminated during consolidation.

     The consolidated financial statements of the Company contained herein should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     The consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the nine months ended September 30, 1997 are not necessarily indicative of the results for the year ending December 31, 1997.

     Certain reclassifications have been made to the 1996 financial statements to conform to those classifications used in 1997.

B.   INVENTORIES

     Inventories consisted of (in thousands):

                                                     SEPTEMBER 30,           DECEMBER 31,
                                                    ----------------------------------------
                                                          1997                   1996
                                                      (UNAUDITED)
     Finished goods                                     $  29,832              $ 28,739
     Work in process                                        1,397                 1,264
     Raw materials                                          7,243                 7,032
     Supplies and spare parts                               1,008                   944
                                                        ---------              --------
                                                        $  39,480              $ 37,979
                                                        =========              ========

     Substantially all inventories were valued using the LIFO method. If the FIFO method of inventory accounting had been used, inventories would have been lower than reported by $4,676,000 and $3,500,000 at September 30, 1997 and December 31, 1996, respectively. On a FIFO basis, operating income would have been lower by $890,000 and $710,000, respectively, for the three months ended September 30, 1997 and September 30, 1996, and $1,176,000 and $1,852,000 for the nine months ended September 30, 1997 and September 30, 1996. The FIFO cost of inventories approximates replacement cost.

C.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to lawsuits and claims which arise out of the normal course of its business. In the opinion of management, the disposition of such claims will not have a material adverse effect on the Company's financial position or results of operations.

D.   EXTRAORDINARY ITEM

     In June 1996, the Company incurred an extraordinary charge of $54,000, net of income tax benefit of $34,000, for the write-off of unamortized deferred financing costs, unamortized original issue discount, and certain premium on reacquisition associated with the repurchase of $500,000 of Senior Notes.

E.   SUMMARIZED FINANCIAL INFORMATION

     Following is the summarized financial information of DDI and its subsidiaries (in thousands):

                                              SEPTEMBER 30,         DECEMBER 31,
                                             -----------------------------------
                                                  1997                  1996
                                               (UNAUDITED)
     Current assets                             $ 79,142             $ 81,487
     Noncurrent assets                          $ 67,510             $ 52,490
     Current liabilities                        $ 29,955             $ 28,042
     Noncurrent liabilities                     $ 70,523             $ 68,259

                                       THREE MONTHS ENDED                  NINE MONTHS ENDED
                                          SEPTEMBER 30,                      SEPTEMBER 30,
                                ---------------------------         ---------------------------
                                    1997             1996               1997            1996
                                           (UNAUDITED)                      (UNAUDITED)
     Net sales                  $  65,687        $  59,794          $  192,081       $  184,472
     Gross profit               $  17,010        $  16,156          $   50,066       $   48,592
     Net income                 $   2,825        $   2,530          $    8,447       $    7,630

     Following is the summarized financial information of PBF and Cal Emblem (wholly-owned subsidiaries of DDI), which are guarantors of the Senior Notes.

                                              SEPTEMBER 30,        DECEMBER 31,
                                             ----------------------------------
                                                   1997                1996
                                               (UNAUDITED)

     Current assets                            $   6,977           $    6,849
     Noncurrent assets                         $   9,312           $    8,813
     Current liabilities                       $   7,523           $    7,474
     Noncurrent liabilities                    $     629           $      883

                                    THREE MONTHS ENDED                 NINE MONTHS ENDED
                                       SEPTEMBER 30,                     SEPTEMBER 30,
                             ---------------------------         -------------------------------
                                 1997             1996               1997                 1996
                                      (UNAUDITED)                           (UNAUDITED)
     Net sales               $   8,069        $   8,489          $   24,814           $   25,169
     Gross profit            $   1,577        $   1,866          $    4,950           $    5,114
     Net income              $     229        $     368          $      832           $      755

F.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which established accounting and reporting standards for such transfers. The Company has adopted SFAS No. 125 effective January 1, 1997 as required. The impact on the Company's financial position and results of operations was not material.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 is applicable for fiscal years ending after December 15, 1997. The objective of the statement is to simplify the computation of earnings per share and replaces primary and fully diluted earnings per share, as disclosed under certain pronouncements, with basic and diluted earnings per share. Pro forma basic earnings per share for the three months and nine months ended September 30, 1997 and 1996 are $0.29, $0.26, $0.85 and $0.77, respectively. Pro forma diluted earnings per share for the three months and nine months ended September 30, 1997 and 1996 are $0.28, $0.25, $0.85 and $0.77,
     respectively.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which established presentation of financial data based on the "management approach". SFAS No. 131 is applicable for fiscal years beginning after December 15, 1997. The Company is currently in the process of reviewing this new presentation requirement.

G.   ACQUISITION

     In July 1997, the Company acquired Moore Labels, Inc. (Moore Labels) of Wichita, Kansas, a privately held supplier of pressure-sensitive labels used in the pharmaceutical, food, plastics and miscellaneous manufacturing industries. The aggregate consideration for the transfer of the capital stock of Moore Labels was approximately $14.4 million paid in cash. The consideration paid was supplied by excess cash and the use of approximately $5.0 million of the Revolving Credit Facility. This acquisition was not material to the Company.

H.   MERGER AGREEMENT

     In September 1997, the Company entered a Merger Agreement with Corporate Express, Inc. (Corporate Express), a multi-national corporation headquartered in Broomfield, Colorado. Corporate Express is a publicly traded company traded on the Nasdaq National Market (Nasdaq) and is a provider of non-production goods and services to large corporations. The exchange ratio for the merger has been fixed so that each outstanding share of Data Documents' common stock will be converted into 1.1 shares of Corporate Express common stock. The merger has been approved by the respective Boards of Directors of the companies and is subject to Data Documents stockholders' approval. Data Documents would become a wholly owned subsidiary of Corporate Express upon completion of the merger.

I.   SUBSEQUENT EVENT

     A special meeting of stockholders of Data Documents will be held on November 25, 1997 at 10:00 a.m., at which time the stockholders will be asked to approve and accept the Merger Agreement discussed in Note H.

     ITEM 2.

                    MANAGEMENTS' DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996:

NET SALES

Net sales were $65.7 million for the quarter ended September 30, 1997, an increase of 9.9% from $59.8 million in 1996. Net sales of business forms, supplies and services increased 4.0% with an increase of 10.3% in custom forms sales and a decrease of 14.4% in stock forms sales. Pressure-sensitive label sales increased 15.7%, partially due to the Moore Labels acquisition and InteliMail(R) sales increased 31.4% due to the addition of new customers and growth from existing customers.

GROSS PROFIT

Gross profit was $17.0 million for the quarter ended September 30, 1997, an increase of $0.8 million, or 5.0% from $16.2 million in 1996. As a percentage of sales, gross profit was 25.9% compared with 27.0% in 1996. Gross profit margin dollars of business forms, supplies and services increased 0.5% for the third quarter of 1997, primarily as a result of higher sales. Pressure-sensitive label gross profit margin dollars increased 3.9% in the third quarter of 1997, primarily as a result of higher sales. InteliMail gross profit margin dollars increased 10.2%, primarily as a result of increased sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $9.9 million for the quarter ended September 30, 1997, an increase of $0.4 million over 1996. The increase in expenses resulted from the increased sales activity. These expenses decreased as a percentage of sales to 15.1% compared to 15.9% in 1996, as a result of the increased sales on slightly higher operating expenses.

DEBT EXPENSE

The decrease in debt expense of $0.1 million is due to the combination of lower debt in 1997 and interest income generated from the Company's cash balance, prior to the Moore Labels acquisition.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996:

NET SALES

Net sales were $192.1 million for the nine months ended September 30, 1997, an increase of 4.1% from $184.5 million in 1996. Paper price decreases in 1997 over 1996 are estimated to have negatively impacted total sales by approximately 3.6%, most of which related to business forms and supplies. Net sales of business forms, supplies and services decreased 2.6% with an increase of 4.5% in custom forms sales and a decrease of 22.6% in stock forms sales. Pressure-sensitive label sales increased 12.4% partially due to the Moore Labels acquisition and InteliMail sales increased 20.0% due to the addition of new customers and growth from existing customers.

GROSS PROFIT

Gross profit was $50.1 million for the nine months ended September 30, 1997, an increase of $1.5 million, or 3.1% from $48.6 million in 1996. As a percentage of sales, gross profit was 26.1% compared with 26.3% in 1996. Gross profit margin dollars of business forms, supplies and services was maintained at the same dollar level for the first nine months of 1997. Pressure-sensitive label gross profit increased 6.6% in the first nine months of 1997 on more sales volume. InteliMail gross profit margin dollars increased 15.4%, primarily as a result of increased sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $28.9 million for the nine months ended September 30, 1997, an increase of $0.6 million over 1996. These expenses as a percentage of sales were 15.1% compared to 15.3% in 1996, as a result of slightly higher operating expenses on increased sales.

DEBT EXPENSE

The decrease in debt expense of $0.4 million is due to the combination of lower debt in 1997 and interest income generated from the Company's cash balance prior to the Moore Labels acquisition purchase.

EXTRAORDINARY EXPENSE

In June 1996, the Company repurchased $500,000 of the Senior Notes at a price of $110. The premium along with the related unamortized debt issuance cost and issuance discount resulted in a charge of $54,000, net of income tax benefit of $34,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies primarily upon operating cash flow and borrowings under its revolving credit facilities to finance capital expenditures, increases in working capital and debt service. At September 30, 1997, working capital was $49.2 million, a decrease of $4.2 million from the working capital balance as of December 31, 1996. Operating activities generated cash of approximately $6.0 million during the nine months ended September 30, 1997. The Company had a net cash outflow of approximately $17.8 million from its investing activities during the nine months ended September 30, 1997, primarily as a result of the acquisition of Moore Labels and capital expenditures. The Company estimates that its capital expenditures for fiscal 1997 will be between $6.0 million and $7.0 million.

In connection with the 1995 acquisition of Cal Emblem, the Company issued two five-year term promissory notes in the aggregate principal amount of $2.2 million which accrue interest at the rate of 10% per annum. Principal and interest payments are due in approximately equal installments over five years.

The tax-exempt industrial revenue bonds in the principal amount of $170 thousand bear an annual interest rate of 10.125% and were paid on October 1, 1997. Monthly sinking fund payments are required.

In January 1997, DDI entered into a new revolving facility (the "Revolving Credit Facility") that provides for borrowing of up to $20 million. The Revolving Credit Facility is secured by the Company's accounts receivable and the proceeds thereof and, subject to the first lien of the holders of the Senior Notes, by the Company's inventory and proceeds thereof. Outstanding indebtedness under the Revolving Credit Facility is limited to 80% of eligible accounts receivable (subject to reduction by the lender under certain circumstances). The facility will expire in July 1999. Under the terms of the Indenture governing the Senior Notes, the Company is permitted to incur additional revolving credit indebtedness in an amount equal to 85% of its accounts receivable, and based upon accounts receivable balances at September 30, 1997, the Company was permitted to incur approximately $20 million of revolving credit indebtedness. As of September 30, 1997, there was $2.8 million outstanding under the Company's Revolving Credit Facility. The Facility restricts certain liens, the payment of dividends on, and redemption of, any class of the capital stock of DDI (all of which is currently owned by Data Documents Incorporated), PBF or Cal Emblem and certain other restricted payments, among other things.

In connection with the acquisition of Moore Labels, the aggregate consideration for the transfer of the capital stock of Moore Labels was approximately $14.4 million paid in cash. The consideration paid was supplied by excess cash and the use of approximately $5.0 million of the Revolving Credit Facility.

The Company expects to satisfy its obligations under the Senior Notes, the promissory notes issued in connection with the Cal Emblem acquisition and the industrial revenue bonds, as well as future capital expenditures and working capital requirements, with cash flow from operations, and believes that this source will provide sufficient liquidity to enable it to meet its working capital requirements for at least the next 12 months.

PART II.  OTHER INFORMATION

Item 2. CHANGES IN SECURITIES

     (a) During the quarter ended September 30, 1997, 71,031 shares of common stock were issued as a result of the exercise of 2,000 Warrants.

     (b) During the quarter ended September 30, 1997, 98 shares of common stock were issued as a result of the exercise of stock options.


Item 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a)  Exhibits

          Exhibit 11 - Statement Regarding Computation of Per Share Earnings

     (b)  Current Reports on Form 8-K

          In connection with the acquisition of Moore Labels, a Form 8-K dated August 14, 1997 was filed during the quarter ended September 30, 1997.

          In connection with the merger transaction of Corporate Express, a Form 8-K dated September 10, 1997 was filed during the quarter ended September 30, 1997.

                                                                      EXHIBIT 11

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                             SEPTEMBER 30,                 SEPTEMBER 30,
                                                      --------------------------    --------------------------
                                                          1997           1996          1997            1996
                                                      -----------    -----------    -----------    -----------
PRIMARY EARNINGS PER SHARE:
  Common stock outstanding                              9,710,226      9,230,261      9,710,226      9,230,261
  Common stock equivalents:
    Common stock warrants, if dilutive                    174,902        653,603        174,902        653,603
    Common stock options - incremental shares             165,814         71,895        102,332         56,277
                                                      -----------    -----------    -----------    -----------
  Weighted average shares outstanding                  10,050,942      9,955,759      9,987,460      9,940,141
                                                      ===========    ===========    ===========    ===========

  Net income, as adjusted:
     Before extraordinary item                        $     2,825    $     2,530    $     8,447    $     7,684
     Extraordinary item available for common stock            -              -              -              (54)
                                                      -----------    -----------    -----------    -----------
         Net income available for common stock        $     2,825    $     2,530    $     8,447    $     7,630
                                                      ===========    ===========    ===========    ===========

  Primary earnings per share
     Before extraordinary item                        $      0.28    $      0.25    $      0.85    $      0.77
     Extraordinary item available for common stock
                                                              -              -              -              -
                                                      -----------    -----------    -----------    -----------
         Net income available for common stock        $      0.28    $      0.25    $      0.85    $      0.77
                                                      ===========    ===========    ===========    ===========

                          DATA DOCUMENTS INCORPORATED


                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                      DATA DOCUMENTS INCORPORATED



                                      /s/ A. Robert Thomas
Date:  November 13, 1997                 ---------------------------------
                                      A. Robert Thomas
                                      Chief Financial Officer





                                      /s/ Walter J. Kearns
Date:  November 13, 1997                 ---------------------------------
                                      Walter J. Kearns
                                      President and Chief Executive Officer

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 20. Indemnification of Directors and Officers

          Section 7-109-101, et seq., of the Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees, fiduciaries and agent against liabilities and reasonable expenses incurred in connection with any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent of the corporation, if such person acted in good faith and reasonably believed that his conduct, in his official capacity, was in the best interests of the corporation (or, with respect to employee benefit plans, was in the best interests of the participants of the plan), and in all other cases his conduct was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, the director, officer, employee, fiduciary or agent must have had no reasonable cause to believe his conduct was unlawful. Under Colorado law, the corporation may not indemnify a director, officer, employee, fiduciary or agent in connection with a Proceeding by or in the right of the corporation if the director is adjudged liable to the corporation, or in a proceeding in which the director, officer, employee or agent is adjudged liable for an improper personal benefit.

          Corporate Express' Articles of Amendment and Restatement to the Articles of Incorporation and By-Laws provide that Corporate Express shall indemnify its officers and directors to the full extent permitted by the law. The indemnification provisions in Corporate Express' By-Laws are substantially similar to the provisions of Section 7-109-101, et seq. Corporate Express has entered into agreements to provide indemnification for its directors and certain officers consistent with its Articles of Amendment and Restatement to the Articles of Incorporation and By-Laws.

     Item 21. Exhibits and Financial Statement Schedules

          (a) Exhibits

          Except as otherwise noted, the exhibit was previously filed as an exhibit to Corporate Express' Registration Statement on Form S-1, File No. 33-81924 (the "Initial Registration Statement"), and is incorporated herein by reference.


          Exhibit
          Number    Description
          ------    -----------
          2.1*      Agreement and Plan of Merger dated as of September 10, 1997 among Corporate Express, Inc., IDD Acquisition Corp. and
                    Data Documents Incorporated ("Merger Agreement")

          2.2       Amendment No. 1 dated as of November 7, 1997 to Merger
                    Agreement (incorporated by reference to Corporate Express'
                    Current Report on Form 8-K filed on November 13, 1997)

          3.1 Articles of Amendment and Restatement of the Articles of Incorporation of Corporate Express, Inc., a Colorado corporation, filed on September 30, 1994

          3.2       Articles of Amendment and Restatement of Corporate Express,
                    Inc., filed on August 22, 1996 (incorporated by reference to Corporate Express' Form 10-K for the year ended
                    March 1, 1997)

          3.3       Amended and Restated By-Laws of Corporate Express, Inc.

          4.1       Specimen Common Stock Certificate of Corporate Express, Inc.

          4.2       Form of Warrant Agreement

          4.3 Indenture dated as of February 28, 1994 by and among Corporate Express, Inc., and the Guarantors named therein and First Trust National Association for the $100,000,000
                    91/8% Senior Subordinated Notes

          4.4       Note Purchase Agreement dated February 22, 1994 by and among
                    Corporate Express, Inc., McQuiddy Holdings Inc., McQuiddy
                    Office Designers, Inc., New Jersey Office Supply Inc., Ross-
                    Martin Company Inc., Scott Rice Company Inc.,
                    Schwabacher/Frey, Inc., Bayless Stationers, Inc., Donaldson,
                    Lufkin & Jenrette Securities Corporation and Alex. Brown &
                    Sons Incorporated

          4.5 Recapitalization Agreement dated December 3, 1991, by and between Corporate Express, Inc., J.P. Morgan Investment
                    Corporation ("J.P. Morgan") and Shareholders

          4.6 Recapitalization Agreement dated August 29, 1992 by and among Corporate Express, Inc., J.P. Morgan and certain shareholders

          4.7       Indenture dated as of June 24, 1996 by and among Corporate
                    Express, Inc. and Bankers Trust Company, as trustee, for the 4 1/2% Convertible Notes due July 1, 2000 (including Form of
                    Notes) (incorporated by reference to Corporate Express'
                    Registration Statement on Form S-3, File No. 333-12451)

          4.8 First Supplemental Indenture dated as of October 15, 1996 relating to Corporate Express Inc.'s 4 1/2% Convertible
                    Notes (incorporated by reference to Corporate Express'
                    Registration Statement on Form S-3, File No. 333-12451)

          4.9 Form of 4 1/2% Convertible Note (incorporated by reference to Corporate Express' Registration Statement on Form S-3,
                    File No. 333-12451)

          5.1* Opinion of Ballard Spahr Andrews & Ingersoll as to the validity of the shares of Corporate Express Common Stock being registered

          8.1* Opinion of Gibson Dunn & Crutcher LLP as to certain tax matters relating to the Merger

          10.1 Employment Agreement dated as of August 25, 1993, by and between Corporate Express, Inc. and Robert King, as amended effective July 15, 1994

          10.2 Amended and Restated 1992 Stock Option Plan, Form of Non-qualified Stock Option Agreement and Form of Incentive Stock
                    Option Agreement

          10.3      1994 Executive Stock Option Plan

          10.4      Form of Indemnification Agreement between Corporate Express,
                    Inc. and its officers and directors

          10.5      1994 Stock Option and Incentive Plan

          10.6      1994 Employee Stock Purchase Plan

          10.7 Employment Agreement dated as of July 31, 1995 by and between Corporate Express, Inc. and Sam Leno (incorporated by reference to Corporate Express' Registration Statement on Form S-1, File No. 33-95902)

          10.8      Agreement among Corporate Express, Inc., Synergom, Inc. and
                    OfficeMax, Inc. dated as of August 25, 1995 (incorporated by reference to Corporate Express' Registration Statement on
                    Form S-1, File No. 33-95902)

          10.9 Agreement and Plan of Merger dated as of January 6, 1996 among the Company, Delivery Systems, Inc. and DSU
                    Acquisition Corp., as amended (incorporated by reference to the Company's Registration Statement on Form S-4, File No.
                    333-288)

          10.10 Agreement and Plan of Merger dated as of February 8, 1996 by and among Corporate Express, Inc., CEX Acquisition Corp.,
                    Young, Richard Young, HCC Investments, Inc., Juliet
                    Challenger, Inc. and Wilmington Securities, Inc.
                    (incorporated by reference to Corporate Express'
                    Registration Statement on Form S-4, File No. 333-288)

          10.11 Stock Purchase Agreement dated April 22, 1996 by and among the Company, ASAP Software Express, Inc. and the shareholders of ASAP Software Express, Inc. (incorporated by reference to Corporate Express' Form 8-K dated May 15, 1996)

          10.12     Corporate Express, Inc. Supplemental Stock Option Plan
                    (incorporated by reference to Corporate Express' Form 10-K for the year ended March 1, 1997)

          10.13     Amended and Restated Credit Agreement, dated as of November
                    26, 1996 by and among CEX Holdings, Inc., as borrower, Corporate Express, as a guarantor, the lenders named therein and The First National Bank of Chicago, as agent
                    (incorporated by reference to Corporate Express' Quarterly
                    Report on Form 10-Q for the period ended November 30, 1996)

          10.14 Agreement and Plan of Merger dated as of September 10, 1996 among Corporate Express, United TransNet, Inc. and Bevo
                    Acquisition Corp., Inc. (incorporated by reference to
                    Corporate Express' Registration Statement on Form S-4, File
                    No. 333-13217)

          21.1*     List of Subsidiaries

          23.1* Consent of Ballard Spahr Andrews & Ingersoll (included as part of Exhibit 5.1)

          23.2**    Consent of Coopers & Lybrand L.L.P.

          23.3**    Consent of Deloitte & Touche LLP

          23.4*     Consent of Gibson Dunn & Crutcher LLP (included as part of
                    Exhibit 8.1)

          24.1*     Power of Attorney (included on signature page to Form S-4)

          99.1*     Form of Proxy

          ------------------

          *    Previously filed.
          **   Filed herewith.


          Item 22. Undertakings

          The undersigned Registrant undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            The Undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

            The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and issued in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

            The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Broomfield, State of Colorado, on November 14, 1997.

                                        CORPORATE EXPRESS, INC.

                                        By: /s/ Jirka Rysavy
                                           ------------------------------------
                                               Jirka Rysavy
                                               Chairman of the Board and
                                               Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed on November 14, 1997 by the following persons in the capacities indicated.


      Signature                              Title                         Date
      ---------                              -----                         ----

/s/ Jirka Rysavy                Chairman of the Board and Chief            November 14, 1997
---------------------------     Executive Officer (Principal Executive
Jirka Rysavy                    Officer)

/s/ Robert L. King              President, Chief Operating Officer and     November 14, 1997
---------------------------     Director
Robert L. King

/s/ Sam R. Leno                 Executive Vice President and Chief         November 14, 1997
---------------------------     Financial Officer (Principal Financial
Sam R. Leno                     Officer)

/s/ Joanne C. Farver            Vice President and Controller              November 14, 1997
---------------------------     (Principal Accounting Officer)
Joanne C. Farver

/s/ Janet A. Hickey*            Director                                   November 14, 1997
---------------------------
Janet A. Hickey

/s/ James P. Argyropoulos*      Director                                   November 14, 1997
---------------------------
James P. Argyropoulos

/s/ Mo Siegel                   Director                                   November 14, 1997
---------------------------
Mo Siegel


* Gary M. Jacobs, by signing his name hereto, signs this document on behalf of the persons indicated above, pursuant to a power of attorney duly executed by such person and previously filed with the Securities and Exchange Commission with this Registration Statement.

                                 EXHIBIT INDEX

          Exhibit
          Number    Description
          ------    -----------

          2.1* Agreement and Plan of Merger dated as of September 10, 1997 among Corporate Express, Inc., IDD Acquisition Corp. and
                    Data Documents Incorporated ("Merger Agreement")

          2.2       Amendment No. 1 dated as of November 7, 1997 to Merger
                    Agreement (incorporated by reference to Corporate Express'
                    Current Report on Form 8-K filed on November 13, 1997)

          3.1 Articles of Amendment and Restatement of the Articles of Incorporation of Corporate Express, Inc., a Colorado corporation, filed on September 30, 1994

          3.2       Articles of Amendment and Restatement of Corporate Express,
                    Inc., filed on August 22, 1996 (incorporated by reference to
                    Corporate Express' Form 10-K for the year ended March 1,
                    1997)

          3.3       Amended and Restated By-Laws of Corporate Express, Inc.

          4.1       Specimen Common Stock Certificate of Corporate Express, Inc.

          4.2       Form of Warrant Agreement

          4.3 Indenture dated as of February 28, 1994 by and among Corporate Express, Inc., and the Guarantors named therein and First Trust National Association for the $100,000,000
                    9 1/8% Senior Subordinated Notes

          4.4       Note Purchase Agreement dated February 22, 1994 by and among
                    Corporate Express, Inc., McQuiddy Holdings Inc., McQuiddy
                    Office Designers, Inc., New Jersey Office Supply Inc., Ross-
                    Martin Company Inc., Scott Rice Company Inc.,
                    Schwabacher/Frey, Inc., Bayless Stationers, Inc., Donaldson,
                    Lufkin & Jenrette Securities Corporation and Alex. Brown &
                    Sons Incorporated

          4.5 Recapitalization Agreement dated December 3, 1991, by and between Corporate Express, Inc., J.P. Morgan Investment
                    Corporation ("J.P. Morgan") and Shareholders

          4.6 Recapitalization Agreement dated August 29, 1992 by and among Corporate Express, Inc., J.P. Morgan and certain shareholders

          4.7       Indenture dated as of June 24, 1996 by and among Corporate
                    Express, Inc. and Bankers Trust Company, as trustee, for the 4 1/2% Convertible Notes due July 1, 2000 (including Form of
                    Notes) (incorporated by reference to Corporate Express'
                    Registration Statement on Form S-3, File No. 333-12451)

          4.8 First Supplemental Indenture dated as of October 15, 1996 relating to Corporate Express Inc.'s 4 1/2% Convertible
                    Notes (incorporated by reference to Corporate Express'
                    Registration Statement on Form S-3, File No. 333-12451)

          4.9       Form of 4 1/2% Convertible Note (incorporated by reference to Corporate Express' Registration Statement on Form S-3,
                    File No. 333-12451)
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           5.1*     Opinion of Ballard Spahr Andrews & Ingersoll as to the
                    validity of the shares of Corporate Express Common Stock
                    being registered

           8.1* Opinion of Gibson Dunn & Crutcher LLP as to certain tax matters relating to the Merger.

          10.1 Employment Agreement dated as of August 25, 1993, by and between Corporate Express, Inc. and Robert King, as amended effective July 15, 1994

          10.2 Amended and Restated 1992 Stock Option Plan, Form of Non-qualified Stock Option Agreement and Form of Incentive Stock
                    Option Agreement

          10.3      1994 Executive Stock Option Plan

          10.4      Form of Indemnification Agreement between Corporate Express,
                    Inc. and its officers and directors

          10.5      1994 Stock Option and Incentive Plan

          10.6      1994 Employee Stock Purchase Plan

          10.7 Employment Agreement dated as of July 31, 1995 by and between Corporate Express, Inc. and Sam Leno (incorporated by reference to Corporate Express' Registration Statement on Form S-1, File No. 33-95902)

          10.8      Agreement among Corporate Express, Inc., Synergom, Inc. and
                    OfficeMax, Inc. dated as of August 25, 1995 (incorporated by reference to Corporate Express' Registration Statement on
                    Form S-1, File No. 33-95902)

          10.9 Agreement and Plan of Merger dated as of January 6, 1996 among the Company, Delivery Systems, Inc. and DSU
                    Acquisition Corp., as amended (incorporated by reference to the Company's Registration Statement on Form S-4, File No.
                    333-288)

         10.10 Agreement and Plan of Merger dated as of February 8, 1996 by and among Corporate Express, Inc., CEX Acquisition Corp.,
                    Young, Richard Young, HCC Investments, Inc., Juliet
                    Challenger, Inc. and Wilmington Securities, Inc.
                    (incorporated by reference to Corporate Express'
                    Registration Statement on Form S-4, File No. 333-288)

         10.11 Stock Purchase Agreement dated April 22, 1996 by and among the Company, ASAP Software Express, Inc. and the shareholders of ASAP Software Express, Inc. (incorporated by reference to Corporate Express' Form 8-K dated May 15, 1996)

         10.12      Corporate Express, Inc. Supplemental Stock Option Plan
                    (incorporated by reference to Corporate Express' Form 10-K for the year ended March 1, 1997)

         10.13      Amended and Restated Credit Agreement, dated as of November
                    26, 1996 by and among CEX Holdings, Inc., as borrower, Corporate Express, as a guarantor, the lenders named therein and The First National Bank of Chicago, as agent
                    (incorporated by reference to Corporate Express' Quarterly
                    Report on Form 10-Q for the period ended November 30, 1996)

         10.14      Agreement and Plan of Merger dated as of September 10, 1996 among Corporate Express, United TransNet, Inc. and Bevo
                    Acquisition Corp., Inc. (incorporated by reference to
                    Corporate Express' Registration Statement on Form S-4, File
                    No. 333-13217)
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
          21.1*     List of Subsidiaries

          23.1* Consent of Ballard Spahr Andrews & Ingersoll (included as part of Exhibit 5.1)

          23.2**    Consent of Coopers & Lybrand L.L.P.

          23.3**    Consent of Deloitte & Touche LLP

          23.4*     Consent of Gibson Dunn & Crutcher LLP (included as part of
                    Exhibit 8.1)

          24.1*     Power of Attorney (included on signature page to Form S-4).

          99.1*     Form of Proxy

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          *   Previously filed.
          **  Filed herewith.